  Exhibit 99.1

High Tide Closes Acquisition of Premium Canadian Cannabis Brand, Queen of Bud

CALGARY, AB, March 28, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to announce that further to its press release dated March 15, 2024, the Company has completed its acquisition (the "Acquisition") of the Queen of Bud brand, including all IP, trademarks and other assets (the "Transaction").

Queen of Bud, which is currently selling products across Canada both direct to consumers and through third-party licensed cannabis stores, joins High Tide's industry-leading and consumer-facing brand roster that includes NuLeaf Naturals, FAB CBD, Blessed CBD, Cabana Cannabis Co, Daily High Club, Famous Brandz, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

"I am thrilled to be able to close this transaction on the eve of cannabis legalization in Germany, Europe's largest economy. Within Canada, Queen of Bud provides an exciting opportunity to offer consumers an elegant and unique line of cannabis products that will generate a higher margin as our premium white-label brand without having to invest millions in grow facilities and associated overhead. We expect this proven cannabis product assortment to yield approximately 5% in additional gross margins once launched across our store network in Canada," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"More immediately, Queen of Bud's ancillary cannabis products can be sold right now in the United States and Europe through our proprietary e-commerce channels without having to wait for further legislative reforms. That said, with all the momentum surrounding cannabis legalization in Germany, we look forward to planting the Canna Cabana flag and launching our innovative discount club model with Queen of Bud products on the other side of the Atlantic as soon as possible," added Mr. Grover.

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of an asset purchase agreement dated March 15, 2024 (the "Acquisition Agreement"). The consideration for the Transaction consisted of 378,486 common shares of High Tide (each, a "High Tide Share") valued at $900,000 (the "Share Consideration") on the basis of a deemed price of C$2.3779 per High Tide Share, representing the 10-day volume weighted average price on the TSX Venture Exchange ("TSXV") ending on March 22, 2024, and $100,000 in cash. The closing of the Transaction remains subject to final approval from the TSXV. Pursuant to the Acquisition Agreement, the High Tide Shares are subject to a contractual hold period of four months and one day from the date of Closing.

ABOUT QUEEN OF BUD

Queen of Bud is a premium Canadian cannabis brand built on the idea that changing your perspective can help you change anything and that life is an adventure to be relished through quality experiences that energize and enrich your senses. The brand's success is rooted in delivering cannabis products of the highest quality made with exceptional attention to detail and is inspired by the magical energy of crystals like rose quartz, amethyst, shungite, blue topaz and red jasper. Queen of Bud's elegant and innovative cannabis products are made from hand-trimmed, hang-dried high-quality cannabis cultivars.

Founder Ashley Newman began the company with a focus on exploring the deeper world of cannabis and its potential for supporting spiritual well-being and transforming physical and mental health. Queen of Bud is driven to shift perceptions and drive awareness of the many benefits of the cannabis plant.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 167 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

________________________________
1 As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the receipt of final approval from the TSXV, the expected yield of gross margins, the ability of the Company to launch into Germany, and the future success of the Queen of Bud brand. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-closes-acquisition-of-premium-canadian-cannabis-brand-queen-of-bud-302102010.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2024/28/c4487.html

%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 28-MAR-24